Exhibit 21.1

SUBSIDIARIES OF AMBASSADORS INTERNATIONAL, INC.

1.	Ambassadors Performance Group, LLC, a Delaware limited liability company

2.	Ambassadors Services Group, Inc., a Delaware corporation

3.	Ambassadors Technology Corporation, a Delaware corporation